# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAYCOM SOFTWARE, INC., CIK 0001590955
CUSIP: 70432V102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7501 W. Memorial Road, Oklahoma City, Oklahoma (OK), 73142
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001594487
Persons authorized to receive notices and communications: Greg R. Samuel, Esq., Haynes and Boone, LLP, 2801 N Harwood St, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Ernest Group, Inc. (CIK 0001607049): type of reporting person: corporation (CO); citizenship or place of organization: Oklahoma (OK); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,217,249; sole dispositive power 0; shared dispositive power 3,217,249; aggregate amount beneficially owned 3,217,249 (5.6% of the class)
- Chad Richison (CIK 0001594487): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,630,210; shared voting power 3,236,983; sole dispositive power 2,630,210; shared dispositive power 3,236,983; aggregate amount beneficially owned 5,867,193 (10.1% of the class)
  Comment: (1) The figure reported in Items 8 and 10 on this cover page consists of (a) 3,217,249 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 328 shares of Common Stock owned by the ALR Trust, (d) 328 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,087 shares of Common Stock owned by the RWP Trust, (g) 1,087 shares of Common Stock owned by the LWR Trust, (h) 1,087 shares of Common Stock owned by the KGR Trust, (i) 1,087 shares of Common Stock owned by the SER Trust, (j) 1,087 shares of Common Stock owned by the CBP Trust, and (k) 1,087 shares of Common Stock owned by the FPR Trust.
  
  (2) The figure reported in Item 11 on this cover page consists of (a) 2,630,210 shares of Common Stock owned by Mr. Richison, (b) 3,217,249 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 328 shares of Common Stock owned by the ALR Trust, (e) 328 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 1,087 shares of Common Stock owned by the RWP Trust, (h) 1,087 shares of Common Stock owned by the LWR Trust, (i) 1,087 shares of Common Stock owned by the KGR Trust, (j) 1,087 shares of Common Stock owned by the SER Trust, (k) 1,087 shares of Common Stock owned by the CBP Trust, and (l) 1,087 shares of Common Stock owned by the FPR Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PAYCOM SOFTWARE, INC.
Address of issuer's principal executive offices: 7501 W. Memorial Road, Oklahoma City, Oklahoma (OK), 73142
Comment: This Amendment No. 19 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Paycom Software, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On June 13, 2025, Ernest Group entered into a Sales Plan (the "June 2025 10b5-1 Plan") with JPMS, pursuant to which JPMS is authorized to sell up to 480,000 shares of Common Stock on behalf of Ernest Group during the period beginning on the later of (i) September 15, 2025 and (ii) the third trading day following disclosure of the Issuer's financial results on Form 10-Q for the quarter ended June 30, 2025, and ending March 13, 2026, subject to earlier termination in accordance with the terms of the June 2025 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the June 2025 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the June 2025 10b5-1 Plan. The June 2025 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the June 2025 10b5-1 Plan is qualified in its entirety by reference to the full text of the June 2025 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.4 and incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto. The percentage reported in Item 13 on the cover pages hereto is based on 57,819,755 shares of Common Stock outstanding, including 1,802,238 shares of restricted stock, as of April 29, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed by the Issuer with the SEC on May 8, 2025.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"Except as set forth on Annex B hereto, which is attached as Exhibit 99.2 and incorporated herein by reference, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows:

"The following exhibits are filed as exhibits hereto:

99.1Joint Filing Agreement, dated August 10, 2023, by and between Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).
99.2*Annex B - Recent Transactions by the Reporting Persons.
99.3Form of Sales Plan, dated December 12, 2024, by and between Ernest Group, Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2024).
99.4*Form of Sales Plan, dated June 13, 2025, by and between Ernest Group, Inc. and J.P. Morgan Securities LLC."

## Signatures
- Ernest Group, Inc.: /s/ Chad Richison, Chad Richison, Director (06/16/2025)
- Chad Richison: /s/ Chad Richison, Chad Richison (06/16/2025)